UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

________________________

Hyperscale Data, Inc.

(Name of Subject Company (Issuer)

AULT & COMPANY, INC.

(Name of Filing Persons (Offeror)

Common Stock

(Title of Class of Securities)

09175M804

(CUSIP Number of Class of Securities)

Milton C. Ault III

Chairman & CEO

Ault & Company, Inc.

11411 Southern Highlands Parkway, Suite 330

Las Vegas, NV 89141

(949) 444-5464

(Name, Address, and Telephone numbers of person authorized

to receive notices and communications on behalf of filing persons)

Copy to:

Kenneth A. Schlesinger, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

________________________

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13E-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Ault & Company, Inc. Announces Its Intention to Commence a Dutch Tender Offer to Acquire Approximately 111,000 Shares of Common Stock (Representing 10% of the Outstanding Common Stock) of Hyperscale Data, Inc.

LAS VEGAS--(BUSINESS WIRE) – December 6, 2024 – Ault & Company, Inc. (“Ault & Company” or the “Purchaser”), today announced that it intends to initiate a cash tender offer to purchase up to 111,000 shares of Class A Common Stock, $0.001 par value per share (“Common Stock”), of Hyperscale Data, Inc., a Delaware corporation (the “Company”), at a price not greater than $10.00 nor less than $7.50 per share of Common Stock, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The exact price will be determined through a modified Dutch auction described in the offering materials to be filed with the Securities and Exchange Commission (the “SEC”) upon commencement of the Offer.

The Purchaser intends to make this Offer because it believes the Company’s current stock price is below the Company’s long-term intrinsic value per share. The price of $10.00 and $7.50 per share of Common Stock represent approximately 100% and 50% increases, respectively, over the last reported sales price of the Common Stock of $4.98 on December 5, 2024 (the “Closing Price”), on the NYSE American.

The principal business of Ault & Company is investing in securities. Ault & Company, together with its affiliates (including, Milton C. Ault III, the Company’s Executive Chairman, William Horne, the Company’s Chief Executive Officer and Vice Chairman, Henry Nisser, the Company’s President, General Counsel and Director and Ken Cragun, the Company’s Chief Financial Officer), beneficially own approximately 85.7% of the Company’s outstanding shares of Common Stock, primarily through the ownership of Series C Convertible Preferred Stock and warrants to purchase Common Stock.

The Offer is expected to commence in late December 2024 or early January 2025 and is subject to Ault & Company board approval, regulatory approval and other customary closing conditions. Details regarding the offer and instructions for stockholders interested in participating will be provided in the Offer to Purchase and related documents, which will be filed with the SEC and distributed to the Company stockholders.

The Offer will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. This press release is for informational purposes only and shall not constitute an offer to buy or sell Common Stock or any other securities. Any solicitation of offers to buy the Common Stock will only be made pursuant to an Offer to Purchase and related materials to be sent to the Company stockholders on the commencement of the proposed Offer. Company stockholders should read such materials carefully when they become available because they will contain important information, including the terms and conditions of the Offer. The Offer documents will be available without charge at the SEC’s website at http://www.sec.gov and will be delivered without charge to all stockholders of the Company who so request it.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,” “anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” “considering,” or similar expressions. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties. Forward-looking statements speak only as of the date they are made, and Ault & Company undertakes no obligation to update any of them publicly in light of new information or future events other than as required by applicable law. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors.

Ault & Company Investor Contact

ir@aultandcompany.com

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